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                               January 24, 2023

       William Sanchez
       President and Chief Executive Officer
       Telco Cuba, Inc.
       454 South Yonge Street
       Suite 7C
       Ormond Beach, Florida 32174

                                                        Re: Telco Cuba, Inc.
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed January 9,
2023
                                                            File No. 024-11611

       Dear William Sanchez:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

       Form 1-A/A filed January 9, 2023

       Description of Business and Plan of Operation, page 19

   1. We note that you included revenue and operating profit for the fiscal year ended
                                                        November 30, 2022.
Please revise to present the periods in the same order as other financial information
throughout the filing (i.e. current period on the left and prior periods to the right). Also,
expand the disclosure to state that the year end financial statements are not yet available. If
the year end financial statements are available prior to filing your next amended filing,
please include the updated financial statements.
 William Sanchez
FirstName
Telco Cuba,LastNameWilliam Sanchez
             Inc.
Comapany
January 24,NameTelco
            2023     Cuba, Inc.
January
Page 2 24, 2023 Page 2
FirstName LastName
Financial Statements
Condensed Consolidated Statements of Operations, page F-3

2. We note that you allocated operating expenses previously included in general and administrative expenses for the nine-month period ended August 31, 2022. Please revise the comparative 2021 and 2020 nine-month periods to allocate expenses to cost of sales from general and administrative expenses in a similar manner.
Note 12. Acquisition of Advanced Satellite Systems, page F-14

3. Please revise the center column for the year ended 11/30/2019 to agree with the amounts presented on the Condensed Consolidated Statement of Operations on page F-20 for the year ended November 30, 2019 or tell us and disclose the reason for any differences.
       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Brett Alan Verona